UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Accrue Software, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00437W102

(CUSIP Number)

Robert M. Smelick,
c/o Sterling Payot Company
65 Cloudview Road
Sausalito, CA 94965, (415) 289-2590

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00437W102

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
   Robert M. Smelick

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) ....

   (b) X

3. SEC Use Only ....

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ....

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		
7. Sole Voting Power:	12,533,721
8. Shared Voting Power	0
9. Sole Dispositive Power:	12,533,721
10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 12,533,721

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ....

13. Percent of Class Represented by Amount in Row (11): 30.2%

14. Type of Reporting Person (See Instructions)
    IN

CUSIP No. 00437W102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sterling Payot Capital, LP #94-3176688	
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	
	(a)	
	(b) X	
3.	SEC Use Only	
4.	Source of Funds (See Instructions) WC	
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization: Delaware	

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	5,592,892
	8. Shared Voting Power	0
	9. Sole Dispositive Power:	5,592,892
	10. Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,592,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ....
13.	Percent of Class Represented by Amount in Row (11): 13.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Red Fox Investment Partners, LLC #94-3357142	
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	
	(a)	
	(b) X	
3.	SEC Use Only	
4.	Source of Funds (See Instructions) WC	
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization: Delaware	

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	4,196,501
	8. Shared Voting Power	0
	9. Sole Dispositive Power:	4,196,501
	10. Shared Dispositive Power	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,196,501	
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	
13. Percent of Class Represented by Amount in Row (11): 10.1%	
14. Type of Reporting Person (See Instructions) CO	

This Amendment No. 2 amends and supplements the Schedule 13D filed by Robert M. Smelick on November 8, 2001, as amended on February 5, 2003 (the "**Schedule 13D**").

Item 3.   Source and Amount of Funds or Other Consideration

Part 3 is hereby replaced in its entirety with the following:

On February 4, 2003, the Smelick Parties acquired two Secured Convertible Promissory Notes in an aggregate principal amount of $395,923.29, which Notes are convertible at $0.06 per share (subject to adjustment as set forth in the Notes) into an aggregate of 6,598,721 shares of Common Stock or, in the event that Preferred Stock is issued or proposed to be issued, into Preferred Stock (as described in the Note). The first such Note, in the principal amount of $60,349.72, was purchased by Mr. Smelick through a cancellation of indebtedness owed by the Issuer to Mr. Smelick pursuant to a $12,000 Secured Promissory Note sold to Mr. Smelick on October 11, 2002 and a $48,000 Secured Promissory Note sold to Mr. Smelick on October 25, 2002 (collectively, the "Smelick Notes"). Mr. Smelick paid for the Smelick Notes with his personal funds. The second Note, in the principal amount of $335,573.57, was purchased by Sterling Payot Capital, LP through a combination of $15,000 of cash and a cancellation of indebtedness in the amount of $320,573.57 owed by the Issuer to Sterling Payot Capital, LP pursuant to a $320,100 Secured Promissory Note sold to Sterling Payot Capital, LP on January 16, 2002 (the "SPC Note"). The amounts paid by Sterling Payot Capital, LP for its Note and the SPC Note were from its working capital.

On May 19, 2003, the Smelick Parties acquired an additional Secured Convertible Promissory Note with a principal amount of $250,000, which Note is convertible at $0.06 per share (as adjusted from time-to-time as set forth in the Notes) into 4,166,666 shares of Common Stock or, in the event that Preferred Stock is issued or proposed to be issued, into Preferred Stock (as described in the Note). The Note was purchased by Red Fox Investment Partners, LLC with with cash from its working capital.

Item 5.   Interest in Securities of the Issuer

Item 5(a) is hereby replaced in its entirety by the following:

(i)   Amount Beneficially Owned: 12,533,721
(ii)   Percent of Class: 30.2%

Mr. Smelick expressly declares that his filing of this Schedule 13D/A shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D/A except for 100,000 shares subject to options that are currently exercisable which Mr. Smelick owns directly, an additional 790,192 shares which Mr. Smelick owns directly, 118,666 shares owned by Gail S. Smelick, 154,183 shares owned jointly by Mr. Smelick and Gail Smelick in a rollover account, 1,980 shares owned by Mary H. Smelick, an aggregate of 464,331 shares held by the Smelick Trusts and 1,005,828 shares issuable upon the conversion of the Note purchased individually by Mr. Smelick.

Item 5(b) is hereby replaced in its entirety by the following:

(i)	Sole power to vote or to direct the vote:	12,533,721
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	12,533,721
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 6.   **Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer**

Item 6 is hereby amended by replacing the second paragraph in its entirety with the following:

Mr. Smelick and the Issuer are parties to that certain Secured Convertible Note Purchase Agreement (the "*Agreement*") dated as of February 4, 2003 pursuant to which the Issuer sold to Mr. Smelick and other parties certain Secured Convertible Promissory Notes (the "*Note*"). Under the Agreement, Mr. Smelick, Sterling Payot Capital, LP and Red Fox Investment Partners, LLC purchased Notes in aggregate principal amounts of $60,349.72, $335,573.57 and $250,000, respectively, which are convertible, at the option of a majority of the holders of all Notes sold under to the Agreement, into an aggregate of 10,765,386 shares of Common Stock or, in the event that Preferred Stock is issued or proposed to be issued, into Preferred Stock of the Issuer, all as more fully described in the Agreement and Notes which are attached hereto as Exhibits 3, 4, 5 and 6.

Item 7.   **Material to be Filed as Exhibits**

Item 7 is hereby amended by adding the following:

6.   Secured Convertible Promissory Note issued by Accrue Software, Inc. to Red Fox Investment Partners, LLC in the principal amount of $250,000 dated May 19, 2003.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2003   /s/ <u>Robert M. Smelick</u>
                                                                      Robert M. Smelick

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                      STERLING PAYOT CAPITAL, LP
                                                                      By: Sterling Payot Management, Inc.,
                                                                             general partner

May 19, 2003   By: /s/ <u>Robert M. Smelick</u>
                                                                             Robert M. Smelick, Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                      RED FOX INVESTMENT PARTNERS, LLC

May 19, 2003   By: /s/ <u>Robert M. Smelick</u>
                                                                             Robert M. Smelick, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit	Filing Date	
1	Notice of Stock Option Grant dated as of September 28, 2001 between Accrue Software, Inc. and Robert M. Smelick.	13D	3	11/08/01	
2	Stock Option Agreement dated as of September 28, 2001 between Accrue Software, Inc. and Robert M. Smelick	13D	4	11/08/01	
3	Secured Convertible Note Purchase Agreement between Accrue Software, Inc. and the purchasers listed on Exhibit A thereto dated as of February 4, 2003.	13D	3	2/05/03	
4	Secured Convertible Promissory Note issued by Accrue Software, Inc. to Robert M. Smelick in the principal amount of $60,349.72 dated February 4, 2003.	13D	4	2/05/03	
5	Secured Convertible Promissory Note issued by Accrue Software, Inc. to Sterling Payot Capital, LP in the principal amount of $335,573.57 dated February 4, 2003.	13D	5	2/05/03	
6	Secured Convertible Promissory Note issued by Accrue Software, Inc. to Red Fox Investment Partners, LLC in the principal amount of $250,000 dated May 19, 2003.				X